            January 25, 2013

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:       Form N-14 for the Calvert VP SRI Strategic Portfolio, a series of Calvert Variable Series, Inc.  (File No. 333-185528)

Ms. Roberts:

            Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Calvert Variable Products, Inc. (the “Registrant”) and Calvert Investment Distributors, Inc. (the “Principal Underwriter”) hereby request acceleration of the effective date of the above-referenced registration statement on Form N-14, as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Daylight Time on January 31, 2013, or as soon as practicable thereafter.

            The Registrant acknowledges that:

(i)                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)               the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            I request to be notified of such effectiveness by a telephone call at 301‑657‑7044.  I also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to me via email at andrew.niebler@calvert.com or facsimile at 301-657-7014.

                                                                                    Best Regards,

CALVERT VARIABLE PRODUCTS, INC. /s/ Andrew K. Niebler Andrew K. Niebler Assistant Vice President	CALVERT INVESTMENT DISTRIBUTORS, INC. /s/ Andrew K. Niebler Andrew K. Niebler Associate General Counsel